June 10, 2005

Mail Stop 0305

 BY U.S. Mail and Facsimile [ (760) 240 - 3968 ]

 Mr. John Schaffer
GOLD CAMP CRIPPLE CREEK COLORADO, INC.
1 Fulton Avenue
Shawnee Town, Illinois  62984

 	Re:	Gold Camp Cripple Creek Colorado, Inc.
 		Item 4.01 Form 8-K,
 		Filed June 2, 2005
 		File No. 0-32993

Dear Mr. Schaffer:

	We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. An amendment to the Item 4.01 Form 8-K should be filed immediately.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


John Schaffer
Gold Camp Cripple Creek Colorado, Inc.
June 10, 2005
Page 2

Item 4.01 Form 8-K

1. Expand your disclosure to also indicate whether the former accountant`s report on your financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principles, and also describe the nature of each such adverse opinion, disclaimer of opinion or modification. See Item 304(a)(1)(ii) of Regulation S-B.

2. File as Exhibit 16.1, an updated letter from Chavez & Koch, Business Consultants & CPAs, your former auditors, addressed to us indicating whether or not they agree with your revised disclosures that are reflected in the amended Item 4.01 Form 8-K. See Item 304(a)(3) of Regulation S-B.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

John Schaffer
Gold Camp Cripple Creek Colorado, Inc.
June 10, 2005
Page 3

Closing Comments

	Any questions concerning the above comments may be directed to the undersigned at (202) 551-3328.

								Sincerely,



								Beverly A. Singleton
								Staff Accountant

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